NEWS RELEASE

May 3, 2006	Valcent Products Inc.
(OTC BB: VCTPF; CUSIP: 918881103)

Valcent Announces Strategic Alliances with Sanders\Wingo and Hawthorne Direct

EL PASO, Texas, May 3, 2006 - Valcent Products Inc. (OTCBB:VCTPF) CEO Glen Kertz announced today that the company has engaged the nationally-known advertising agency Sanders\Wingo to spearhead mass-marketing efforts, including product branding and communications strategy. Kertz also announced that infomercial pioneer Hawthorne Direct has been appointed to manage their infomercial campaign. Both companies will be initially focused on the rollout of the Nova Skin Care System.

Sanders\Wingo to Spearhead Marketing

Kertz noted, “Sanders\Wingo will provide a variety of marketing services to assist Valcent in achieving its target sales during the next 18 months estimated at 40 million.”

With offices in El Paso and Austin, and a presence in Dallas and Napa, CA, Sanders\Wingo (www.sanderswingo.com) is a full-service brand marketing agency with practices in both general and urban marketing. Sanders\Wingo offers strategic planning, account service, media, creative, print, interactive and broadcast production.  Among the agency’s clients are AT&T, Shell Oil Products U.S., Pizza Property, Inc., T.V.O., the El Paso Convention and Visitors’ Bureau, the University of Texas at El Paso and the United States Postal Service.

“Valcent brings an excitement and energy to every aspect of their product development,” Sanders\Wingo CEO Robert Wingo said. “From our perspective, this is an ideal relationship to partner with great creative minds and bring innovative products to the market in a dynamic fashion.”

Hawthorne Direct, Inc. to Manage Infomercial Campaign

Valcent Products has also teamed up with Hawthorne Direct, Inc. for production of an upcoming infomercial to be aired later this year. “Hawthorne’s creativity, groundbreaking work, and their dedication to excellence will be instrumental to our success with direct response television (DRTV),” said Kertz. “Hawthorne has demonstrated with their leadership position that they know how to create very successful DRTV campaigns. Valcent is very excited to be working with such a high caliber company as Hawthorne.”

Hawthorne Direct is an award winning leader in premier full-service direct response television (DRTV) advertising. Hawthorne has been producing successful infomercials for the past 20 years. Since 1986 Hawthorne has sold over 10 million products and generated over $1 billion in revenues for their clients.

Hawthorne Direct has managed nearly 500 DRTV campaigns for entrepreneurs and many Fortune 500 companies. They stand out in the direct response television industry. Hawthorne Direct is led by infomercial pioneer and founder Tim Hawthorne. Mr. Hawthorne, Chairman and Executive Creative Director, is considered by many to be the “Father of the Modern Infomercial”.

“We are pleased to be associated with the creative Valcent team in bringing their unique, revolutionary products to the market place,” Hawthorne Direct Chairman Tim Hawthorne said. “We have high hopes for the success of Valcent’s DRTV campaign and look forward to working with Valcent for years to come.”

Valcent Products Inc. designs and creates some of the most technologically advanced and highest quality products on the market today - products that not only improve quality of life, but promote overall good health. With targeted innovation, the company creates products that everyone will use every day.

For further information see our Web site at www.valcent.net
Or Contact:
Valcent Products Inc.- Steve McGuire or Bob Faris (800) 877-1626 or (604) 606-7979
Sanders\Wingo - (915) 533-9583
Hawthorne Direct - Karla Crawford Kerr (641) 472-3800

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors effecting the company’s operations, markets, products and prices and other factors discussed in the company’s various filings with the Securities and Exchange Commission.